SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of April 2019

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                .)

EXHIBITS

Exhibit		Page
Number		Number

1.1	Announcement in relation to key financial and performance indicators for the first quarter of 2019, dated April 29, 2019	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•

any changes in the regulations or policies of the Ministry of Industry and Information Technology (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

2

•	the granting and approval of licenses;

•	tariff or network speed policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry resulting from the issuance of licenses for telecommunications services by the MIIT;

•

changes in telecommunications and related technologies including the fifth generation mobile telecommunications, or 5G, and future generations of mobile technologies, and applications based on such technologies, including testing and monetization of 5G and future generations of mobile technologies;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our telecommunications equipment suppliers and other business partners;

•

changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit;

•	results and effects of any investigation by the relevant PRC regulatory authorities; and

•	the development of our mobile business is dependent on the Tower Company.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: April 29, 2019	By:	/s/ Ke Ruiwen
	Name:	Ke Ruiwen
	Title:	President and Chief Operating Officer

4

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

中国电信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

KEY FINANCIAL AND PERFORMANCE INDICATORS

FOR THE FIRST QUARTER OF 2019

The unaudited financial data of the Group for the first quarter of 2019

•	Operating revenues were RMB96,135 million, representing a decrease of 0.5% over the same period of last year

•	Service revenues were RMB91,531 million, representing an increase of 4.1% over the same period of last year

•	EBITDA was RMB30,238 million, representing an increase of 14.1% over the same period of last year

•	Profit attributable to equity holders of the Company was RMB5,956 million, representing an increase of 4.5% over the same period of last year

In order to further enhance the transparency of the Group and to enable shareholders, investors and the general public to better appraise the operational performance of the Group, the board of directors (the “Board”) of China Telecom Corporation Limited (the “Company”, together with its subsidiaries, the “Group”) announces certain selected unaudited key financial and performance indicators of the Group for the first quarter of 2019.

Financial Data (Extracted from financial records prepared in accordance with International Financial Reporting Standards)

	For the period from 1 January 2019 to 31 March 2019 (RMB million)	For the period from 1 January 2018 to 31 March 2018 (RMB million)	Increase/ (Decrease)
Operating revenues	96,135	96,613	(0.5%)

of which: Service revenues[1]	91,531	87,967	4.1%

Operating expenses
Depreciation and amortisation	(21,467)	(18,225)	17.8%
Network operations and support	(24,995)	(27,249)	(8.3%)
Selling, general and administrative	(14,736)	(13,963)	5.5%
Personnel expenses	(18,555)	(17,392)	6.7%
Other operating expenses	(7,611)	(11,501)	(33.8%)

Total operating expenses	(87,364)	(88,330)	(1.1%)

Operating profit	8,771	8,283	5.9%

Net finance costs	(1,092)	(871)	25.4%
Investment income and share of profits of associates	298	204	46.1%

Profit before taxation	7,977	7,616	4.7%
Income tax	(1,979)	(1,886)	4.9%

Profit for the quarter	5,998	5,730	4.7%

Profit attributable to:
Equity holders of the Company	5,956	5,698	4.5%
Non-controlling interests	42	32	31.3%

	As at 31 March 2019 (RMB million)	As at 31 December 2018 (RMB million)
Total Assets	709,073	663,382	6.9%
Total Liabilities	(359,827)	(319,283)	12.7%

Total Equity	349,246	344,099	1.5%

1.

Service revenues were calculated based on operating revenues minus sales of mobile terminals (first quarter of 2019: RMB3,533 million; first quarter of 2018: RMB7,490 million), sales of wireline equipment and other non-service revenues (first quarter of 2019: total RMB1,071 million; first quarter of 2018: total RMB1,156 million).

Business Data

	As at 31 March 2019/ For the period from 1 January 2019 to 31 March 2019	As at 31 December 2018/ For the period from 1 October 2018 to 31 December 2018	As at 30 September 2018/ For the period from 1 July 2018 to 30 September 2018
Mobile Subscribers (Million)	315.05	303.00	294.03
of which 4G Users (Million)	256.10	242.43	230.45
Net Add of Mobile Subscribers (Million)	12.05	8.97	12.41
of which Net Add of 4G Users (Million)	13.67	11.98	13.14
Handset Data Traffic (kTB) [2]	5,219.1	4,658.2	4,025.5
Mobile Voice Usage (Billion Minutes)	197.46	210.00	213.85
Wireline Broadband Subscribers (Million)	147.87	145.79	143.84
Net Add of Wireline Broadband Subscribers (Million)	2.08	1.95	3.22
Access Lines in Service (Million)	115.17	116.48	118.27
Net Increase/(Decrease) of Access Lines in Service (Million)	(1.31)	(1.79)	(1.23)
Wireline Local Voice Usage (Billion Pulses)	14.31	14.02	15.26
Wireline Long Distance Usage (Billion Minutes)	2.72	3.23	3.45

For the first quarter of 2019, facing fierce market competitive environment, the Group firmly grasped the development opportunities arising from the digital economy and carried out supply-side structural reforms. With all-rounded convergence upgrades, the Group rapidly expanded its ecosystem and persistently explored market to promote corporate high-quality development. The number of mobile subscribers reached approximately 315 million, representing a net addition of 12.05 million; of which the number of 4G users reached approximately 256 million, representing a net addition of 13.67 million. The handset data traffic2 increased by 140% over the same period of last year. The monthly average data traffic per 4G user reached nearly 7GB. The net addition of wireline broadband subscribers was 2.08 million, reaching a total of approximately 148 million. The number of e-Surfing HD subscribers reached approximately 109 million. The revenues from the Intelligent Applications ecospheres3 grew rapidly, accounting for nearly 20% of the service revenues and its contribution to incremental service revenues significantly increased. With full promotion of “cloudification”4 on all fronts, revenues from cloud services increased by 99.5% over the same period of last year while cloud-network integration has driven the accelerated development of the DICT services.

2.	Handset data traffic represents the data traffic generated from 3G and 4G handset internet access.
3.

Intelligent Applications ecospheres include ecospheres of Smart Family, DICT, IoT and Internet Finance. DICT is the converged smart application service integrating three technologies, namely communications technology, information technology and cloud & Big Data technology.

4.	Cloudification refers to the comprehensive upgrade of services and network to cloud in terms of infrastructure, products service capabilities and sales mode, with a focus on cloud computing.

In accordance with the requirements of International Financial Reporting Standards (“IFRSs”), the Group has implemented IFRS 16, “Leases” (“Lease Standard”) since 1 January 2019. The Group has selected the modified retrospective approach for the application of the Lease Standard and recognised the cumulative effect of initial application to opening reserves without restating comparative information. The adoption of the Lease Standard caused certain arrangements originally regarded as operating leases to be recognised in the consolidated statement of financial position, which correspondingly increased the assets and liabilities of the Group and the asset-to-liability ratio. Meanwhile, the cost structure has undergone relatively large changes. Certain expenditures originally recorded as lease charges were converted into depreciation and amortisation expenses of the right-of-use assets and finance costs. The implementation of the Lease Standard has certain impact on the Group’s profit in the early stage, but the total profit throughout the entire lease period remains unchanged.

For the first quarter of 2019, the overall operation of the Group has progressed steadily. The operating revenues were RMB96,135 million, representing a decrease of 0.5% over the same period of last year, which was mainly attributable to the significant decline of 48.5% in sales of terminals compared to the same period of last year; of which the service revenues were RMB91,531 million, representing an increase of 4.1% over the same period of last year. The operating expenses decreased by 1.1% over the same period of last year; of which the depreciation and amortisation expenses increased by 17.8% over the same period of last year. If excluding the impact of the Lease Standard, the growth rate in depreciation and amortisation expenses was lower than the growth rate in service revenues. The network operations and support expenses decreased by 8.3% over the same period of last year. If excluding the impact of the Lease Standard, the network operations and support expenses increased compared to the same period of last year while the growth rate decreased compared to the same period of last year. The selling, general and administrative expenses increased by 5.5% over the same period of last year which was mainly due to the Group’s appropriate deployment of sales initiatives resources to firmly seize the prime opportunities for scale development and maintain market competitiveness. The personnel expenses increased by 6.7% over the same period of last year which was mainly attributable to the increased incentives titled towards frontline employees as well as emerging businesses and technical talents. Other operating expenses decreased by 33.8% over the same period of last year which was mainly due to the increase in mobile terminals sold through open channels and the reduction in terminals sold through our own channels. During the period, the net finance costs increased by 25.4% over the same period of last year. If excluding the impact of the Lease Standard, the net finance costs reduced compared to the same period of last year. The investment income and share of profits of associates increased by 46.1% over the same period of last year which was mainly due to the increase in share of profit of China Tower Corporation Limited for the period. The profit attributable to equity holders of the Company was RMB5,956 million, representing an increase of 4.5% over the same period of last year. EBITDA5 was RMB30,238 million, representing an increase of 14.1% over the same period of last year. EBITDA margin6 was 33.0%.

In the future, the Group will persist in new development principles and supply-side structural reforms and accelerate the promotion of corporate high-quality development. With scale development as the foundation and value management as the core, the Group will continuously promote “cloudification” and accelerate ecological endowment. The Group will build a “Trinity” value management system featuring convergence, integration and intelligentisation for high-quality development while marching towards becoming a leading integrated intelligent information services provider and continuously creating new value for shareholders.

5.	EBITDA was calculated based on operating revenues minus operating expenses plus depreciation and amortisation.
6.	EBITDA margin was calculated based on EBITDA divided by service revenues.

The Board wishes to remind investors that the above financial and business data are based on the Group’s unaudited management accounts. Investors are cautioned not to unduly rely on such data.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board

China Telecom Corporation Limited

Ke Ruiwen

Executive Director, President and Chief Operating Officer

Beijing, China, 29 April 2019

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Ke Ruiwen (exercising the powers of the chairman and chief executive officer; as the president and chief operating officer); Mr. Gao Tongqing, Mr. Chen Zhongyue and Madam Zhu Min (as the chief financial officer) (all as the executive vice presidents); Mr. Chen Shengguang (as the non-executive director); Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason (all as the independent non-executive directors).